SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Under The Securities Exchange Act Of 1934
(Amendment No. Two)*

KORE HOLDINGS, INC.
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

50062N109
(CUSIP Number)

ROBERT F. ROOD
4845 RUGBY AVE, BETHESDA, MD 20814
301.587.1000
(Name, address and Telephone Number of Person
Authorized to Receive Notices and Communications)

APRIL 9, 2007
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Section 234.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.: 50062N109

1. Name Of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

ROBERT F. ROOD

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [   ]

(b) [X]

3. SEC Use Only

4. Source of Funds (See Instructions). PF

5. Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e). [   ]

6. Citizenship or Place of Organization. State of Maryland, USA

Number of                                 7.   Sole Voting Power.                                        668,000
Shares Bene-
ficially Owned                          8.   Shared Voting Power.                                              0
By Each
Reporting                                  9.   Sole Dispositive Power.                               668,000
Person
With                                          10.  Shared Dispositive Power.                                     0

11. Aggregate Amount Beneficially Owned by Each Reporting Person.  668,000

12. Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions). [   ]

13. Percent of Class Represented by Amount in Row (11).    14%

14. Type of Reporting Person.     IN

CUSIP No.: 50062N109

STATEMENT ON SCHEDULE 13D
KORE HOLDINGS, INC.

This Amendment No. Two to Schedule 13D amends Robert F. Rood’s original Schedule 13D reflecting the acquisition of 500,000 shares of the Issuer’s Common Stock dated July 5, 2002 and filed with the Securities Exchange Commission on August 13, 2002, and Amendment One to Schedule 13D reflecting the acquisition of an additional 79,000 shares of the Issuer’s Common Stock dated April 25, 2007 and filed with the Securities Exchange Commission on the same day as the filing of this Amendment No. Two reflecting the acquisition of an additional 89,000 shares of the Issuers Common Stock.

Item 1.  Security And Issuer.

This Statement relates to the Common Stock, 0.001 par value (the "Common Stock") of Kore Holdings, Inc. (the "Issuer") whose principal executive offices are located at 4845 Rugby Ave., Bethesda, MD 20814.

Item 2.  Identity and Background.

This Statement on Schedule 13D (the "Statement") is filed with respect to events on April 9, 11, and 12, 2007, and is filed by Robert F. Rood.

The principal business of Robert Rood is mortgage banking. The address of Robert F. Rood, is:

4845 Rugby Ave.
Bethesda, MD 20814
USA

During the last five years, Robert F. Rood, has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Robert F. Rood was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No.: 50062N109

Item 3.  Source and Amount of Funds or Other Consideration.

The source of the funds for the purchase of the reported 89,000 shares was the personal fund of Robert F. Rood. The amount of the funds for the purchase of the reported 89,000 shares was $9,750.00. No part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 4.  Purpose of Transaction.

Robert F. Rood acquired the Common Stock to increase his investment in the Issuer. The Common Stock was not acquired for the purpose of, and do not have the effect of, changing the control of the Issuer and were not acquired in connection with, or as a participant in, any transaction having such purpose or effect. Robert F. Rood has no plans or proposals with any other person or entity, including, but not limited to the Issuer, which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer were to become a registered closed-end investment company, any plans or proposals to make any changes in the Issuer’s investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. The reporting persons intend to dispose of the shares of the common stock of the Issuer.

Item 5.  Interest in Securities of the Issuer.

Robert F. Rood is the direct owner and sole beneficial owner of 668,000 shares of the Common Stock, $0.001 par value, of the Issuer which represents 14% of the issued and outstanding shares of the common stock of the Issuer as of the date of the reported Event. On April 9, 2007, the Issuer had 4,919,422 shares of common stock, $0.001 par value, issued and outstanding.

Robert F. Rood has the sole power to vote or direct the vote and the sole power to dispose of or direct the disposition of 668,000 shares of the Common Stock, $0.001 par value, of the Issuer and there is no shared power to vote or to direct the vote and there is no shared power to dispose of or direct the disposition of 668,000 shares of the Common Stock, no par value, of the Issuer.

CUSIP No.: 50062N109

During the 60 day period prior to April 9, 2007, Robert F. Rood purchased 79,000 shares of the Issuer’s common stock.

Prior to April 9, 2007 Robert Rood owned 579,000 shares of the Common Stock of the Issuer and no other securities of the Issuer.

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

There are no exhibits hereto to be filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2007

/S/ Robert F. Rood
Robert F. Rood